Exhibit 99.1

Condensed Consolidated Financial Statements
Student Transportation Inc.
For the three and six months ended December 31, 2014 and 2013

Student Transportation Inc.
 Unaudited Condensed Consolidated Financial Statements

December 31, 2014

Contents

Unaudited Condensed Consolidated Balance Sheets	1
Unaudited Condensed Consolidated Statements of Operations	2
Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)	3
Unaudited Condensed Consolidated Statements of Shareholders’ Equity	4
Unaudited Condensed Consolidated Statements of Cash Flows	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

Student Transportation Inc.
 Unaudited Condensed Consolidated Balance Sheets
(000’s of U.S. dollars)

	As at	As at
	December 31, 2014	June 30, 2014
Assets
Current assets:
Cash and cash equivalents	$4,526	$10,858
Accounts receivable, net of allowance for doubtful accounts of
$160 and $152 at December 31, and June 30, 2014, respectively	70,734	47,731
Inventory	3,957	3,858
Prepaid expenses	15,104	9,619
Other current assets	4,455	4,788
Total current assets	98,776	76,854

Other assets	20,835	20,883
Property and equipment, net	234,756	231,352
Oil and gas interests, net	8,065	7,871
Other intangible assets, net	64,733	67,720
Goodwill	137,656	139,158
Total assets	$564,821	$543,838

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$2,332	$1,656
Accrued expenses and other current liabilities	49,093	48,682
Current portion of long-term debt	-	200
Total current liabilities	51,425	50,538

Long-term debt	315,631	273,898
Asset retirement obligation	452	438
Deferred income tax liability	39,610	41,523
Class B-Series Three common share liability	2,439	2,734
Other liabilities	15,235	15,667
Total liabilities	424,792	384,798

Shareholders' equity
Paid in Share Capital	447,462	443,100
Accumulated deficit	(302,788)	(276,938)
Accumulated other comprehensive loss	(4,645)	(7,122)
Total shareholders’ equity	140,029	159,040
Total liabilities and shareholders’ equity	$564,821	$543,838

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Operations
(000’s of U.S. dollars, unless specified, except per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Revenues	$157,451	$135,529	$245,983	$208,669

Costs and expenses:
Cost of operations	116,576	98,997	195,494	164,590
General and administrative	13,824	11,574	27,127	22,499
Non-cash stock compensation	2,169	2,557	2,939	3,257
Acquisition expenses	3	7	3	73
Depreciation and depletion expense	14,223	13,381	19,186	18,006
Amortization expense	813	942	1,634	1,937
Total operating expenses	147,608	127,458	246,383	210,362
Income (loss) from operations	9,843	8,071	(400)	(1,693)
Interest expense	4,625	3,850	8,837	7,658
Foreign currency (gain) loss	(169)	(2)	104	263
Unrealized loss (gain) on foreign currency exchange contracts	160	262	442	(169)
Non-cash (gain) loss on US$ 6.25% Convertible Debentures conversion feature	(35)	1	(223)	(434)
Other (income) expense , net	(385)	(575)	(1,529)	155
Income (loss) before income taxes	5,647	4,535	(8,031)	(9,166)
Income tax expense (benefit)	2,110	1,633	(2,813)	(3,276)

Net income (loss)	$3,537	$2,902	$(5,218)	$(5,890)
Weighted average number of shares outstanding-basic	83,354,430	81,922,764	83,176,138	81,735,041
Weighted average number of shares outstanding-diluted	104,854,064	99,639,069	104,675,772	97,199,364
Basic and diluted net income (loss) per common share	$0.04	$0.04	$(0.06)	$(0.07)
Dividends declared per common share (Cdn$)	$0.14	$0.14	$0.28	$0.28

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)
 (000’s of U.S. Dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Net income (loss) :	$3,537	$2,902	$(5,218)	$(5,890)
Other comprehensive income (loss) :
Unrealized gain (loss) on currency translation adjustments	972	(470)	2,477	440
Other comprehensive income (loss) :	972	(470)	2,477	440
Comprehensive income (loss)	$4,509	$2,432	$(2,741)	$(5,450)

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Shareholders’ Equity
 (000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2013	81,358,291	$434,236	$(7,904)	$(231,850)	$194,482
Net loss	-	-	-	(5,890)	(5,890)
Dividends	-	-	-	(21,930)	(21,930)
Common stock issuance	743,828	4,534	-	-	4,534
Other comprehensive income	-	-	440	-	440
Balance at December 31, 2013	82,102,119	$438,770	$(7,464)	$(259,670)	$171,636

Balance at June 30, 2014	82,816,549	$443,100	$(7,122)	$(276,938)	$159,040
Net loss	-	-	-	(5,218)	(5,218)
Dividends	-	-	-	(20,632)	(20,632)
Common stock issuance	708,131	4,362	-	-	4,362
Other comprehensive income	-	-	2,477	-	2,477
Balance at December 31, 2014	83,524,680	$447,462	$(4,645)	$(302,788)	$140,029

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
 (000’s of U.S. Dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2014	December 31, 2013	December 31,2014	December 31, 2013
Operating activities
Net income (loss)	$3,537	$2,902	$(5,218)	$(5,890)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Deferred income taxes	1,950	1,537	(3,127)	(3,550)
Unrealized loss (gain) on forward contracts	160	262	442	(169)
Non-cash (gain) loss on US$ 6.25% Convertible Debentures conversion feature	(35)	1	(223)	(434)
Unrealized foreign currency loss (gain)	100	(271)	(316)	(110)
Amortization of deferred financing costs	470	398	940	731
Non-cash stock compensation	2,169	2,557	2,939	3,257
Gain on disposal of fixed assets	(588)	(322)	(892)	(417)
Depreciation and depletion expense	14,223	13,381	19,186	18,006
Amortization expense	813	942	1,634	1,937
Changes in current assets and liabilities:
Accounts receivable	(13,385)	6,929	(26,773)	(2,927)
Prepaid expenses, inventory and other current assets	9,913	4,183	(2,821)	(8,832)
Accounts payable	1,026	(909)	733	18
Accrued expenses and other current liabilities	(12,751)	(9,547)	(1,828)	(564)
Changes in other assets and liabilities	(68)	306	(384)	186
Net cash provided by (used in) operating activities	7,534	22,349	(15,708)	1,242

Investing activities
Business acquisitions, net of cash acquired	(391)	-	(391)	(5,521)
Payments on seller debt	-	-	(200)	-
Purchases of property and equipment	(6,233)	(3,287)	(25,592)	(33,725)
Proceeds on sale of equipment	521	464	1,375	586
Net cash used in investing activities	(6,103)	(2,823)	(24,808)	(38,660)

Financing activities
Redemption of Class B Series Two and Three common shares	(628)	(204)	(878)	(431)
Financing fees	(63)	(3,530)	(559)	(3,530)
Cdn$ 6.25% Convertible Debenture Offering	-	71,442	-	71,442
Common stock dividends	(8,430)	(8,751)	(17,001)	(17,418)
Borrowings on credit facility	44,146	24,014	93,996	101,589
Payments on credit facility	(33,183)	(101,201)	(41,383)	(118,001)
Net cash provided by (used in) financing activities	1,842	(18,230)	34,175	33,651

Effect of exchange rate changes on cash	29	5	9	104
Net increase (decrease) in cash and cash equivalents	3,302	1,301	(6,332)	(3,663)
Cash and cash equivalents at beginning of period	1,224	1,965	10,858	6,929
Cash and cash equivalents at end of period	$4,526	$3,266	$4,526	$3,266

See accompanying notes.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1.  General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario.  STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of  income participating securities (“IPSs”).  Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”).  On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.  STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 8).  STI currently holds a 98.5% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit, Inc.

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”).  The Company, through its ownership of STA Holdings and Parkview Transit Inc., is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and as such, do not contain all the disclosures required by US GAAP for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2014.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (including normal recurring adjustments) necessary to present fairly the Company’s financial position at December 31, 2014. The operating results for the interim period presented are not necessarily indicative of the operating results that may be expected for the full year. All significant intercompany accounts and transactions have been eliminated in consolidation.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session, there is minimal school bus transportation revenue. Depreciation of fixed assets occurs in the months

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to generally match the vehicles’ usage.

Recently Adopted Accounting Standards

In July 2013, the FASB issued ASU 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss or a Tax Credit Carryforward Exists.  This ASU provides for the presentation of all or a portion of an unrecognized tax benefit as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward unless such balances are not available at the reporting date at which point the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The Company adopted this standard prospectively for all unrecognized tax benefits that existed beginning in the first quarter of fiscal 2015.  This presentation is consistent with how the Company historically presents unrecognized tax benefits; therefore the adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards

In January 2014, the FASB issued ASU 2015-05, Service Concession Arrangements.  This ASU applies to an operating entity of a service concession arrangement entered into with a public-sector entity grantor when the arrangement meets both of the following conditions: (i) the grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them and at what price and (ii) the grantor controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement. This is effective for annual periods beginning after December 15, 2014 (including interim periods within those fiscal years) and should be applied on a modified retrospective basis to service concession arrangements in existence at the beginning of the fiscal year of adoption. The Company is required to adopt this standard for the first quarter of fiscal 2016.  Early adoption is permitted.  The Company is currently evaluating the requirements of this ASU to determine the impact on their consolidated financial statements, but currently does not anticipate this standard having a significant impact.

In April 2014, the FASB issued ASU 2014-08, an update modifying the criteria under which asset disposal activities qualify for presentation as a discontinued operation. The amendment restricts presentation as a discontinued operation to disposals that represent a strategic shift that has, or will have, a major effect on an entity's operations and financial results. The amendments in this update are to be applied prospectively to all disposals or classifications as held for sale of components of an entity. The Company is required to adopt this standard for the first quarter of fiscal 2016. Early adoption is permitted, but only for disposals or classifications as held for sale that have not been reported in financial statements previously issued. This standard is not anticipated to have an impact on the Company’s consolidated financial statements.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)
2. Basis of Presentation (continued)

In May 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers.  This new revenue recognition standard will supersede most existing revenue recognition guidance and is intended to improve revenue recognition and related financial reporting requirements.  The standard will require companies to review contract arrangements with customers and ensure that all separate performance obligations are properly recognized in the compliance with the new guidance. The standard allows for either “full retrospective” or “cumulative effect” adoption.  The standard is effective for the Company on July 1, 2017 with early adoption prohibited. The Company is currently evaluating both the method of adoption as well as the impact that ASU 2014-09 will have on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which requires an entity to evaluate whether conditions or events, in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern for one year from the date the financial statements are issued or are available to be issued. The guidance is effective for the annual period ending after December 15, 2016 and for annual and interim periods thereafter, with early adoption permitted. The Company is in the process of evaluating the impact of this guidance on its consolidated financial statements, but currently does not anticipate this standard having a significant impact.

Certain amounts have been reclassified in our prior period consolidated balance sheets to conform to current year presentation and such amounts were not material to current and prior periods.

3.  Business Combinations

2015 Acquisition

Dalton Bus Lines Limited

On December 5, 2014 the Company acquired certain assets and a contract of Dalton Bus Lines in Ontario, Canada. Earnings of the acquired company were included in the Company’s results of operations from the acquisition date. The aggregate purchase price of these assets was approximately $0.4 million.

Property and equipment	$520
Intangible Assets	10
Total	$530

The purchase price consisted of $0.4 million in cash.  Identifiable intangible assets consisted primarily of a non compete agreement that will be amortized over 3 years. The fair value of the assets acquired was greater than the purchase price; therefore the Company recognized a gain of approximately $0.1 million which is included in the statement of operations for the six months

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

ended December 31, 2014. Approximately three thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during the six month ended December 31, 2014.

2014 Acquisitions

Atlantic Express Transportation Corporation

On February 10, 2014, the Company closed the acquisition of certain assets and contracts in California from Atlantic Express Transportation Corporation (“AE”). STI's subsidiary School Wheels Direct (“SWD”) managed the California operations from January 10, 2014 to February 9, 2014. Earnings of the acquired company were included in the Company’s results of operations from February 10, 2014.  The aggregate purchase price of these assets was approximately $17.2 million.

Current assets, less current liabilities	$294
Property and equipment	19,807
Intangible assets	1,736
Deferred taxes	(1,841)
Fair value of net assets acquired	$19,996

The purchase price consisted of $17.2 million in cash.  Identifiable intangible assets consisted of contracts rights of $1.7 million that will be amortized over 20 years. Approximately $0.2 million of acquisition-related costs were recognized as an expense in the statement of operations during fiscal year 2014.

AE filed for protection under the federal bankruptcy protection rules.  The SWD management services contract and the agreement to acquire the California assets of AE, including vehicles and school contracts, were both approved by the bankruptcy court. The purchase price was lower than the fair market value of the business acquired.   Therefore, the Company recognized a gain of approximately $2.8 million, net of tax, which was included in the consolidated statement of operations for fiscal year 2014.

Williams Bus Line Co.

On August 27, 2013, the Company closed its acquisition of all of the outstanding common stock of Williams Bus Lines Co., (“Williams”), located in Wilkes Barre, Pennsylvania. Earnings of the acquired company were included in the Company’s results of operations from August 27, 2013. The aggregate purchase price of this acquisition was $3.4 million.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

Current assets, less current liabilities	$29
Property and equipment	1,343
Deferred Taxes	(525)
Subtotal	847
Goodwill	2,557
Total	$3,404

The purchase price consisted of $3.4 million in cash. Approximately forty-seven thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during the fiscal year 2014. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition was deductible for tax purposes.

Scholastic Bus Co.

On July 23, 2013, the Company closed its acquisition of all of the outstanding common stock of Scholastic Bus Co., (“Scholastic”), located in Fairlawn, New Jersey. Earnings of the acquired company were included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $2.4 million.

Current assets, less current liabilities	$298
Property and equipment	2,104
Deferred taxes	(772)
Subtotal	1,630
Goodwill	803
Total	$2,433

The purchase price consisted of $2.2 million in cash and $0.2 million in deferred payments. Approximately twenty-seven thousand dollars of acquisition-related costs were recognized as an expense in the statement of operations during fiscal year 2014. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to this acquisition was deductible for tax purposes.

The following unaudited pro forma financial information combines the consolidated results from operations as if all of the 2014 acquisitions had occurred as of July 1, 2013.  Pro forma adjustments include the adjustment for amortization on acquired intangibles and the adjustment to record the tax impact on the pro forma financial results. The unaudited results are as follows:

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

	Pro Forma Basis for three months
	Ended December 31, (unaudited)
	2014	2013

Revenue	$157,451	$143,385
Net income	3,537	3,085
Basic and diluted net income per common share	$0.04	$0.04

	Pro Forma Basis for six months
	Ended December 31, (unaudited)
	2014	2013
Revenue	$245,983	$222,136
Net loss	(5,218)	(5,641)
Basic and diluted net loss per common share	$(0.06)	$(0.07)

The pro forma financial information is not necessarily indicative of operating results that would have occurred had the 2014 acquisitions been consummated as of July 1, 2013, nor is it indicative of future operating results.

4.  Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	December 31, 2014		June 30, 2014
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement
Revolving credit facility	$-	$113,494	$-	$62,436
Convertible Debentures	-	167,137	-	176,462
Senior Secured Notes	-	35,000	-	35,000
Promissory notes due to former owners	-	-	200	-
	$-	$315,631	$200	$273,898

On August 19, 2014, the Company entered into an amendment under the Credit Agreement. The amendment increased commitments to $225.0 million from  $165.0 million, extended the $100.0 million accordion feature and extended the maturity date of the Credit Agreement to August 19, 2019, or if earlier, 90 days prior to the maturity of the Senior Secured Notes.  The increase in the size of the facility resulted from the addition of two new lenders to the bank group and certain existing lenders increasing their commitments.

On November 12, 2013, the Company issued the Cdn$ 6.25% Convertible Debentures due June 30, 2019 at a price of $1,000 per debenture, for total gross proceeds of $71.4 million (Cdn $75.0 million).  The issue costs of approximately $3.5 million (Cdn $3.6 million) were recorded in other

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

4.  Debt (continued)

assets on the balance sheet and are being amortized over the term of the Cdn$ 6.25% Convertible Debentures due June 30, 2019, using the effective interest method.

The Cdn$ 6.75% Convertible Debentures mature on June 30, 2015. The Company expects to be able to repay, renew or refinance its various loan facilities and Convertible Debentures as they become due with other long term financing options.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at December 31, 2014.

5.   Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At December 31, 2014 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 708,131 and 743,828 common shares having an approximate value of $4.4 million and $4.5 million during the  six months ended December 31, 2014 and 2013, respectively. These have been recorded as a non-cash financing activity. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company.  The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

The Company renewed its normal course issuer bid (“NCIB”) on October 21, 2014.  Pursuant to the notice, the Company is permitted to acquire up to a maximum amount of Common Shares equal to the lesser of 4,158,553 Common Shares or the number of Common Shares that can be purchased for an aggregate purchase price of Cdn $5.0 million in the twelve month period commencing October 24, 2014 and ending on October 23, 2015. The Company did not repurchase any shares during the six months ended December 31, 2014, under the renewed NCIB and did not repurchase any shares under the previous NCIB.

Common shares issued and outstanding are 83,524,680 at December 31, 2014.

The changes in accumulated other comprehensive loss for foreign currency translation is as follows:
	2014	2013
Balance at June 30,	$(7,122)	$(7,904)
Foreign currency translation	2,477	440
Current period comprehensive income	2,477	440
Balance at December 31,	$(4,645)	$(7,464)

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

5.   Common Shares (continued)

There were no reclassifications out of accumulated other comprehensive loss.

6. Earnings (loss) per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Weighted-average shares outstanding-basic	83,354,430	81,922,764	83,176,138	81,735,041
Potential dilutive effect of shares to be issued
to settle the debentures	21,499,634	17,716,305	21,499,634	15,464,323
Weighted-average shares outstanding-diluted	104,854,064	99,639,069	104,675,772	97,199,364

The computations for basic and diluted income (loss) per common share are as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Net income (loss) -basic	$3,537	$2,902	$(5,218)	$(5,890)
Add back: Interest expense on debentures (net of tax)	1,560	1,426	3,256	2,498
Net income (loss) used for diluted earnings per share	5,097	4,328	(1,962)	(3,392)

Basic income (loss) per share	$0.04	$0.04	$(0.06)	$(0.07)
Diluted income (loss) per share	$0.04	$0.04	$(0.06)	$(0.07)

The conversion of the convertible debentures is anti-dilutive for both the three and six months ended December 31, 2014 and 2013.

Potential dilution arising from the conversion of the convertible debentures for both the three and six months ended December 31, 2014 and 2013 were excluded from the weighted average diluted shares outstanding, as their effect was anti-dilutive.

7. Income taxes

The effective income tax rate was 37.4% and 35.0% for the three and six months ended December 31, 2014. The effective income tax rate was 36.0% and 35.7% for the three and six months ended December 31, 2013. As of December 31, 2014, the gross amount of unrecognized tax benefit remained unchanged from the June 30, 2014 balance of $1.7 million.

8. Stock Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005.  As part of the 2005 EIP plan formation, the

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock Based Compensation (continued)

shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B
Series Two common shares available for issuance under the EIP by 1,446,291.  Pursuant to the STA Holdings amendment discussed below, the majority of this additional allotment was converted into Class B Series Three shares.  All of these shares have been granted to management.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure.  Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares.

Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted, that remain outstanding, are available to be “put” back to the Company, while the holders of Class B Series Three common shares will have an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.  All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

Class B shares granted are fully vested on the grant date.  These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B Series Two and Class B Series Three common shares are recorded as a component of other (income) expense, in the consolidated statement of operations. The Company recorded income of $0.2 million and $0.8 million for the three and six month ended December 31, 2014 associated with the change in fair value on the Class B shares. The Company recorded income of $0.2 million and an expense of $0.3 million for the three and six month ended December 31, 2013 associated with the change in fair value on the Class B shares. The Company recorded $0.2 million and $0.4 million in dividend payments for the three and six months ended December 31, 2014 and 2013, respectively, which are recorded as a component of other (income) expense, in the consolidated statement of operations.

8. Stock Based Compensation (continued)

The following tables summarize the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP:

	For the three months ended December 31, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2014	251,915	(190,449)	61,466
No redemptions	-	-	-
Shares outstanding at December 31, 2014	251,915	(190,449)	61,466

	For the six months ended December 31, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2014	251,915	(190,449)	61,466
No redemptions	-	-	-
Shares outstanding at December 31, 2014	251,915	(190,449)	61,466

The fair value of the Class B Series Two common shares outstanding at December 31, 2014 represents a liability of $0.6 million all of which is recorded in other current liabilities. This amount represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.

	For the three months ended December 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2013	251,915	(190,449)	61,466
No redemptions	-	-	-
Shares outstanding at December 31, 2013	251,915	(190,449)	61,466

	For the six months ended December 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	254,965	(190,449)	64,516
Redemptions	(3,050)	-	(3,050)
Shares outstanding at December 31, 2013	251,915	(190,449)	61,466

Pursuant to the liquidity provision of the EIP plan, 3,050 shares were “put” back to the Company during the six months ended December 31, 2013 for which the Company paid approximately thirty one thousand dollars. The fair value of the Class B Series Two common shares outstanding at December 31, 2013 represented a liability of $0.6 million all of which was recorded in other current liabilities. This amount represented the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock Based Compensation (continued)

	For the three months ended December 31, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2014	2,149,032	(703,871)	1,445,161
Grants	347,000	(119,986)	227,014
Redemptions	(99,308)	-	(99,308)
Shares outstanding at December 31, 2014	2,396,724	(823,857)	1,572,867

	For the six months ended December 31, 2014
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2014	2,071,993	(666,151)	1,405,842
Grants	463,102	(157,706)	305,396
Redemptions	(138,371)	-	(138,371)
Shares outstanding at December 31, 2014	2,396,724	(823,857)	1,572,867

The Company recognized $2.2 and $2.9 million in non-cash stock based compensation expense related to the above grants during the three and six months ended December 31, 2014, respectively, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 99,308 and 138,371 shares were “put” back to the Company during the three months and six ended December 31, 2014.  The Company paid $0.6 and $0.9 million associated with these puts during the three and six months ended December 31, 2014. The fair value of the Class B Series Three common shares outstanding at December 31, 2014 represents a liability of $9.7 million, of which $7.2 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.  The remaining balance is recorded in Class B Series Three common share liability.

	For the three months ended December 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at September 30, 2013	1,720,061	(508,553)	1,211,508
Grants	408,448	(123,210)	285,238
Redemptions	(32,581)	-	(32,581)
Shares outstanding at December 31, 2013	2,095,928	(631,763)	1,464,165

	For the six months ended December 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2013	1,634,452	(470,862)	1,163,590
Grants	524,957	(160,901)	364,056
Redemptions	(63,481)	-	(63,481)
Shares outstanding at December 31, 2013	2,095,928	(631,763)	1,464,165

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock Based Compensation (continued)

The Company recognized $2.6 and $3.3 million in non-cash stock based compensation expense related to the above grants during the three and six months ended December 31, 2013, respectively, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 32,581 and 63,481 shares were “put” back to the Company during the three and six months ended December 31, 2013 for which the Company paid $0.2 million and $0.4 million, respectively. The fair value of the Class B Series Three common shares outstanding at December 31, 2013 represented a liability of $9.1 million, of which $6.6 million was recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.  The remaining balance was record in Class B Series Three common share liability.

9.  Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at	As at
	December 31, 2014	June 30, 2014

Cash	$4,526	$10,858
Accounts receivable	$70,734	$47,731

Accounts payable	$2,332	$1,656
Other accrued liabilities	40,768	41,382
Class B Series Two and Three share liability	10,239	9,951
Long-term debt (including portion due within one year)	315,631	274,098
Conversion right on 6.25% Convertible Debentures	31	236
Derivative financial instrument	525	83
Other long term liabilities	15,204	15,431
	$384,730	$342,837

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value. Foreign currency exchange contracts are measured at fair value based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn $3.847 (reflecting the equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act.  In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

As at December 31, 2014
	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total

Foreign currency exchange contracts	$-	$525	$-	$525
Interest rate swap	-	236	-	236
Class B Series Two and Three common share liability	-	10,239	-	10,239
Conversion right on US$ 6.25% Convertible Debentures	-	-	31	31
	$-	$11,000	$31	$11,031

As at June 30, 2014
	Level 1 (a)	Level 2 (b)	Level 3 (c)	Total

Foreign currency exchange contracts	$-	$83	$-	$83
Interest rate swap	-	408	-	408
Class B Series Two and Three common share liability	-	9,951	-	9,951
Conversion right on US$ 6.25% Convertible Debentures	-	-	236	236
	$-	$10,442	$236	$10,678

(a) Quoted prices in active markets for identical assets or liabilities
(b) Observable inputs other than quoted prices in active markets for similar assets or liabilities
(c) No observable pricing inputs in the market

The following tables summarize the changes in the Company’s level 3 financial instrument for the three and six months ended December 31, 2014 and 2013, respectively.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

Conversion rights on US$ 6.25% Convertible Debentures
For the three months ended December 31,	2014	2013

September 30,	$65	$517
Total unrealized (gain) loss:
Non-cash (gain) loss on conversion feature	(35)	1
FX impact on conversion feature	1	-
Balance at December 31,	$31	$518

The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 13.5% from 14.5% in the three months ended December 31, 2014. The fair value of the conversion rights remained virtually unchanged in the three months ended December 31, 2013, as the Company’s stock price volatility also remained unchanged.

Conversion rights on US$ 6.25% Convertible Debentures
For the six months ended December 31,	2014	2013

Balance at June 30,	$236	$954
Total unrealized (gain):
Non-cash (gain) on conversion feature	(223)	(434)
FX impact on conversion feature	18	(2)
Balance at December 31,	$31	$518

The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 13.5% from 17.0% in the six months ended December 31, 2014. The decrease in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which decreased to 20.5% from 23.0% in the six months ended December 31, 2013.

The Company uses a binomial model to fair value the conversion rights on the US$ 6.25% Convertible Debentures due June 30, 2018 which takes into account the Company’s stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable.  The change in fair value of the conversion rights led to income of $0.2 million and $0.4 million in the condensed consolidated statement of operations for the six months ended December 31, 2014 and 2013, respectively.

There were no transfers within the fair value hierarchy during the six months ended December 31, 2014.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt as well as through an interest rate swap that the Company has in place for a notional amount of $50.0 million of credit facility borrowings. The swap has not been designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap are recorded in the condensed consolidated statement of operations. The Company recorded a non cash gain of $0.2 million and a non cash loss of $0.4 million for the six months ended December 31, 2014 and 2013, respectively, in connection with the changes in fair value of the swap, which is included in the consolidated statement of operations as a component of interest expense. The value of the interest rate swap represents a liability of $0.2 million as at December 31, 2014.  The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

Foreign Currency Exchange Risk

The Company manages the exposure to currency fluctuations through foreign currency exchange contracts.  In order to mitigate the impact of fluctuations in exchange rates between the Canadian dollar and the U.S. dollar, the Company has entered into Canadian dollar / U.S. dollar exchange contracts which covers approximately 33% of the anticipated dividends and interest payable in Canadian dollars through December 2015.  The Cdn$ 6.75% Convertible Debentures due June 30, 2015 and the Cdn$ 6.25% Convertible Debentures due June 30, 2019 are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these debentures upon maturity.

STA Holdings has 12 monthly forward foreign exchange contracts (the “Forward Contracts”) outstanding at December 31, 2014, under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars.

At December 31, 2014, the Company had the following outstanding contracts relating to dividend and interest payments:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)

Jan 2015-Dec 2015	12	13.1	14.7	1.1195

The Forward Contracts do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Forward Contracts is recorded in the condensed consolidated statement of operations. The Company has the right of offset on the foreign currency exchange

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

contracts which are executed with the same counterparty under a master netting agreement.  The Company recorded a non cash loss of $0.2 million and $0.4 million for the three and six months ended December 31, 2014, in connection with the change in the fair value of the Forward Contracts.  The Company recorded a non cash loss of $0.3 million and a non cash gain of $0.2 for the three and six months ended December 31, 2013, in connection with the changes in fair value of the Forward Contracts.  These amounts are included in the condensed consolidated statement of operations in unrealized loss (gain) on Forward Contracts. The value of the Forward Contracts represents a liability of $0.5 million as at December 31, 2014.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the common share dividends and the Convertible Debentures interest payments.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a gain of $0.2 million and a loss of $0.1 million on the translation of its monthly dividends into U.S. dollars (which included the liquidation of the monthly currency contracts used to hedge the dividends) during the three and six months ended December 31, 2014. Both of these transactions are recorded in foreign currency (gain) loss in the condensed consolidated statements of operations.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations.  The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing.  The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions.  As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and governmental agencies.  The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

10. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the
United States and Canada. The accounting policies of the segments are the same as those described in the basis of presentation.  There are no inter-segment sales.

Reportable operating segments:

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013
Revenue
Transportation	$156,530	$134,423	$243,921	$206,412
Oil and gas	921	1,106	2,062	2,257
	$157,451	$135,529	$245,983	$208,669
Operating earnings (loss)
Transportation	$9,997	$7,996	$(423)	$(2,102)
Oil and gas	(154)	75	23	409
	9,843	8,071	(400)	(1,693)
Unallocated expenses	4,196	3,536	7,631	7,473
Income tax expense (benefit)	2,110	1,633	(2,813)	(3,276)
Net income (loss)	$3,537	$2,902	$(5,218)	$(5,890)

	As at	As at
	December 31, 2014	June 30, 2014
Total Assets
Transportation	$555,475	$534,522
Oil and gas	9,346	9,316
	$564,821	$543,838

11. Related Party Transactions

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts.  The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO. Beginning in fiscal year 2015, the fleet procurement and disposal services are provided for an annual fee including a retainer amount plus a commission per vehicle amount not to exceed $0.5 million per annum. Prior to fiscal year 2015, these services were provided on a non contractual basis. The Company paid the transportation equipment dealer $0.5 million and $0.6 million for the six months ended December 31, 2014 and 2013, respectively.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

11. Related Party Transactions (continued)

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

12.  Commitments and Contingencies

During the six months ended December 31, 2014, the Company entered into additional operating leases with seven major financial institutions to lease approximately $77.1 million in growth and replacement school vehicles for the 2014-2015 school year.  The term of these leases is six years at effective fixed rates in the range of 2.7% to 4.4%.  Annual lease payments on these additional leases will approximate $11.2 million per year for the term of the leases.

Litigation

The Company is, from time to time, a party to litigation that arises in the normal course of its business operations.  Although litigation is inherently unpredictable, the Company is not presently a party to any such litigation that the Company believes could reasonably be expected to have a material adverse effect on its business.

13.  Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information
	As at	As at
	December 31, 2014	June 30, 2014
Prepaid Expenses
Prepaid Insurance	$7,520	$6,924
Other	7,584	2,695
	$15,104	$9,619
Other Current Assets
Fuel Tax Receivable	$2,807	$1,249
Other	1,648	3,539
	$4,455	$4,788

Accrued Accounts Payable	$7,284	$8,711
Dividends Payable	13,605	14,255
Insurance	7,324	7,532
Wages and Benefits	5,264	6,237
Class B Shares	$7,800	7,217
Taxes Payable	943	1,335
Other	6,873	3,395
	$49,093	$48,682

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and six months ended December 31, 2014
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

14. Subsequent Events

On January 2, 2015, STA Holdings granted 200,518 Class B Series Three common shares pursuant to the EIP.  The Company will recognize a non-cash stock based expense related to these grants during the quarter ended March 31, 2015.

On January 23, 2015, the Company entered into additional monthly forward foreign exchange contracts at a rate of Cdn $1.2415 to hedge approximately Cdn $1.4 million of additional monthly dividend distributions from February 2015 through December 2015.